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EX-99.2 PROXY INFO STATEMENT TO HOLDERS OF EQUITY SHARES            Exhibit 99.2

                  Proxy Information to Holders of Equity Shares

Rediff.com India limited
Sterling Centre, 4th Floor,
Dr. Annie Besant Road, Worli,
Mumbai 400 018

November 20, 2000

Dear Member,

You are cordially invited to attend the Extra Ordinary General Meeting of the members on Thursday, December 21st, 2000 at 10 A.M. at 1st Floor, Mahalaxmi Engg. Estate, L.J. Ist Cross Road, Mahim (W), Mumbai 400 016.

Notice of the meeting together with the proposed resolutions is enclosed herewith. If you need special assistance at the Extra Ordinary General Meeting because of disability, please contact the office of the Vice President Finance, Rediff.com India Limited, Ist Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (W), Mumbai 400 016.

Very Truly Yours,


/s/ Ajit Balakrishnan

Ajit Balakrishnan
Chairman & Managing Director

                                     NOTICE

NOTICE IS HEREBY GIVEN THAT THE EXTRA-ORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF REDIFF.COM INDIA LIMITED WILL BE HELD ON THE 21st DAY OF DECEMBER, 2000 AT 10.00 A.M. AT MAHALAXMI ENGINEERING ESTATE, 1ST FLOOR, L.J. FIRST CROSS ROAD, MAHIM WEST, MUMBAI - 400 016 TO TRANSACT THE FOLLOWING
BUSINESS:

SPECIAL BUSINESS:
1. To consider and if thought fit, to pass with or without modification the following resolution as a special resolution

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RESOLVED THAT in accordance with the provisions of Section 81 and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof) and relevant provisions of the Memorandum of Association and Articles of Association of the Company and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, and subject to the approval, consent, permission and/or sanction of the Ministry of Finance of the Government of India, Reserve Bank of India, required if any, and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them in granting any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as the "Board", which term shall be deemed to include any committee thereof referred to below), be and they are hereby authorized on behalf of the Company to issue, offer and allot equity shares and/or any securities convertible into equity shares at the option of the Company and/or holder of the security and/or securities linked to equity shares through American Depository Shares / Receipts and/or any other instruments or securities (hereinafter referred to as the "Securities") subscribed to in foreign currency(ies) to Shareholders of ThinkIndia.com, Inc., a Delaware Corporation, as on given date as may be determined by the company on private placement basis, for (or which, upon conversion of all, Securities so issued or allotted, could give rise to the issue of) and amount (inclusive of such premium as may be determined) up to 6,50,000 American Depository Shares, to be issued at prevalent market price on Nasdaq and such issue and allotment to be made at such time or times, in such tranche or tranches, in such manner as the Board may, in its discretion think fit, on such terms and conditions as may be decided and deemed appropriate by the Board at the time of issue or allotment.

RESOLVED FURTHER THAT the Company and/or any agency or body authorized by the Company may issue depository receipts representing the underlying equity shares or other securities issued by the Company in registered form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the international practices and regulations, and under the forms and practices prevalent in the international markets including filing any registration statement and any amendment thereto with the United States Securities and Exchange Commission ("SEC").

RESOLVED FURTHER THAT the Board be and it is hereby authorized to issue and allot such number of equity shares (in the ratio of 1 equity share for every two American Depository Shares as may be required to be issued and allotted upon conversion of any securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares ranking pari passu with the equity shares of the Company in all respects excepting such right as to dividend as may be provided in the Registration Statement filed with the SEC and as amended from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of equity shares or securities or instruments or securities representing the same, as described in paragraph (a) above, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a Registration Statement and other documents with the SEC, listing the securities on the New York Stock Exchange or


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Nasdaq National Market, and the entering into depository arrangements in regard to any such issue or allotment as it may in its absolute discretion deem fit.

RESOLVED FURTHER THAT the Board be and it is hereby authorized to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of securities and utilization of the issue proceeds as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Board be and it is hereby authorized to delegate all or any of the powers herein conferred to any committee of directors or chief executive officer or any executive director or directors or any other officer of officers of the company to give effect to the aforesaid resolution.

To consider and if thought fit, to pass with or without modification the following resolution as a special resolution

RESOLVED THAT pursuant to the provisions of Section 81 and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof) and relevant provisions of the Memorandum of Association and Articles of Association of the Company and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, and subject to the approval, consent, permission and/or sanction of the Ministry of Finance of the Government of India, Reserve Bank of India, required if any, and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them in granting any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as the "Board", which term shall be deemed to include any committee thereof referred to below), be and they are hereby authorized on behalf of the Company to issue, offer and allot up to 400,000 American Depository Shares (ADSs) to the Employees and directors of ThinkIndia.com, Inc., Delaware Corporation subsequent upon / or at the time it becomes a wholly owned subsidiary of Rediff.com India Ltd., over a period of time, or to a trust created for this purposes, equity shares, and/or any securities convertible into equity shares at the option of the Company and/or holder of the securities linked to equity shares through American Depository Receipts ("ADRs") and/or any other instruments or securities (hereinafter referred to as the "Securities") subscribed to in foreign currency(ies) by the Employees and directors of ThinkIndia.com, Inc., Delaware Corporation, pursuant to an Employees Stock Offer Plan ("ESOP") scheme which is linked to ADSs or an offer letter or on a private placement basis or in any other form as the Board may decide from time to time, and which, upon conversion of all the options/securities allotted, could give rise to the issue of up to 200,000 equity shares of the Company calculated at the price equal to the price at which the equity shares of the Company are first issued and listed in the form of ADSs and such issue of options/securities and allotment of securities to be made at such time or times, in such tranche or tranches, at such price or prices and in such manner as the Board may, in its discretion think fit, and otherwise on such terms and conditions as may be decided and deemed appropriate by the Board at the time of issue or allotment.
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RESOLVED FURTHER THAT the Company and/or any agency or body authorized by the
Company may issue depository receipts representing the underlying equity shares or other Securities issued by the Company in registered form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the international practices and regulations, and under the forms and practices prevalent in the international markets including filing any registration statement and any amendment thereto with the United States Securities and Exchange Commission ("SEC").

RESOLVED FURTHER THAT the Board be and it is hereby authorized to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares ranking pari passu with the equity shares of the Company in all respects excepting such right as to dividend as may be provided in the Registration Statement filed with the SEC and as amended from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of equity shares or Securities or instruments or securities representing the same, as described in paragraph (a) above, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a Registration Statement and other documents with the SEC, listing the securities on Nasdaq National Market, and the entering into of depository arrangements in regard to any such issue or allotment as it may in its absolute discretion deem fit.

RESOLVED FURTHER THAT the Board be and it is hereby authorized to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilization of the issue proceeds as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Board be and it is hereby authorized to delegate all or any of the powers herein conferred to any committee of directors or chief executive officer or any executive director or directors or any other officer of officers of the company to give effect to the aforesaid resolution.

For Rediff.com India Ltd.,
Place : Mumbai

Date : November 20, 2000
Ajit Balakrishnan
Chairman & Managing Director


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NOTES :

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF / HERSELF AND SUCH A PROXY NEED NOT BE THE MEMBER OF THE COMPANY.
An explanatory statement pursuant to the provisions of section 173 (2) of the Companies Act, 1956 is annexed hereto.

                 ANNEXURE TO THE NOTICE DATED NOVEMBER 20, 2000

Explanatory statement pursuant to the provisions of the section 173 of the Companies Act, 1956:

Item No. 1

Your Company successfully completed its international IPO program and listed its securities on Nasdaq National Market in the month of June, 2000. Your Company being an early entrant in the 'portal business' in India, consolidated its position by constantly launching innovative offerings on its web site to maintain its market leadership. The Company's web site is popular amongst the Non-resident Indians in the United States who contribute almost a third of the page impressions of the site on a monthly basis. To extend the reach of its content, services and marketplace offerings to a community of more than 800,000 Asian Indians in the USA, the Company was looking out for the takeover of a suitable overseas portal company. ThinkIndia.com, Inc., a Delaware Corporation and a US based portal focussed on Indians worldwide represents such an opportunity.

Your Company has in principal decided to take over ThinkIndia.com, Inc. in a transaction wherein ThinkIndia.com Inc. will become a wholly owed subsidiary of the Company. In terms of the agreement dated October 26, 2000 executed with ThinkIndia.com, Inc., your company is required to issue American Depository Shares to the existing shareholders of that company.

In terms of the provisions of Section 81 and all other applicable provisions of the Companies Act, 1956, the same requires your approval. Therefore, your directors have recommended the resolutions in item no. 1 as a special resolution.

None of the directors is in any way deemed to be concerned or interested in passing of the resolution.

Item No. 2

To extend the reach of its content, services and marketplace offerings to a community of more than 800,000 Asian Indians in the USA, the Company was looking out for the takeover of a suitable overseas portal company. In terms of the agreement dated October 26, 2000 executed with ThinkIndia.com, Inc., your Company has in principally decided to take over ThinkIndia.com, Inc., in a transaction wherein ThinkIndia.com Inc. will become a wholly owed subsidiary of the Company.

When the transaction is completed and ThinkIndia.com Inc. becomes a wholly owned subsidiary of Rediff.com India Limited, your Company seeks to offer American Depository Shares linked


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Employees Stock Options to the directors and employees of ThinkIndia.com, Inc.
who become employees of the wholly owned subsidiary of the Company.

In terms of the provisions of Section 81 and all other applicable provisions of the Companies Act, 1956, the same requires your approval. Therefore, your directors have recommended the resolutions in item no. 1 as a special resolution.

None of the directors is in any way deemed to be concerned or interested in passing of the resolution.

For Rediff.com India Ltd.,
Place : Mumbai

Date : November 20, 2000
Ajit Balakrishnan
Chairman & Managing Director